Exhibit 99(b)

Energy Future Holdings Corp.

Adjusted EBITDA Reconciliation

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	Twelve Months Ended March 31, 2008	Twelve Months Ended March 31, 2007
Net income (loss)	$(1,269)	$(497)	$(1,409)	$1,479
Income tax expense (benefit)	(660)	(273)	(751)	739
Interest expense and related charges	843	197	2,157	813
Depreciation and amortization	395	204	1,240	829

EBITDA	$(691)	$(369)	$1,237	$3,860

Oncor EBITDA	(329)	(326)	(1,294)	(1,326)
Oncor distributions/dividends	57	88	295	343
Interest income	(5)	(17)	(68)	(54)
Amortization of nuclear fuel	18	14	73	63
Purchase accounting adjustments (a)	138	—	276	—
Impairment of assets and inventory write down (b)	5	713	49	917
Unrealized net (gain) or loss resulting from hedging transactions	1,594	764	3,108	497
One-time customer appreciation bonus	—	—	—	165
Losses on sale of receivables	8	9	38	37
Income from discontinued operations, net of tax effect	—	—	(25)	(27)
Noncash compensation expenses (SFAS 123R) (c)	2	7	17	29
Severance expense (d)	—	—	—	8
Equity losses of unconsolidated affiliate engaged in broadband over power lines	3	1	3	14
Transition and business optimization costs (e)	12	3	33	3
Shareholder litigation	—	—	—	(15)
Transaction and merger expenses (f)	14	52	112	36
Restructuring and other (g)	—	—	(33)	5
Expenses incurred to upgrade or expand a generation station (h)	52	—	57	4

Adjusted EBITDA per Incurrence Covenant	$878	$939	$3,878	$4,559

Add back Oncor Adjustments	$262	$242	$998	$1,000

Adjusted EBITDA per Restricted Payments Covenants	$1,140	$1,181	$4,876	$5,559

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes charges related to the canceled development of coal-fueled generation facilities.
(c)	Non-cash compensation expenses exclude capitalized amounts.
(d)	Severance expense for the twelve months ended March 2007 includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs for the 2008 periods include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation. Transition and business optimization costs for the 2007 periods represent professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger, abandoned strategic transactions and a terminated joint venture. Also include administrative costs related to the canceled program to develop coal-fueled generation facilities, the Sponsor management fee and costs related to certain growth initiatives.
(g)	Restructuring and other includes credits related to impaired combustion turbine leases and other restructuring initiatives and nonrecurring activities.
(h)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

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